Avantair, Inc.

4311 General Howard Drive

Clearwater, Florida 33762

March 11, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

RE:	Avantair, Inc.

Post-effective Amendment No. 4 to Registration Statement on Form S-1

Filed March 5, 2013

File No. 333-163152

Acceleration Request

Dear Ms. Bednarowski:

With respect to the above-referenced Post-effective Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Avantair, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Wednesday, March 13, 2013 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Tom Palmiero, Associate General Counsel of the Company, at (727) 538-7910 with any comments or questions regarding the Registration Statement.

Sincerely,

AVANTAIR, INC.

/s/ Steven Santo
Steven Santo
Chief Executive Officer

cc:	Justin Dobbie, U.S. Securities and Exchange Commission

Tom Palmiero, Associate General Counsel of Avantair, Inc.

Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.